Diversified Holdings International, Inc.
                 1201 4th Avenue South
                       Suite 312
               Seattle, Washington 98134
                    August 15, 1997


     Re:   Lock Up Agreement for Shares of Diversified Holdings
           International, Inc. (the "Company")

Dear Shareholder:

     1. As part of the sale of the shares of Common Stock of Diversified Holdings International, Inc. to the undersigned holder (the "Holder"), the Holder hereby represents, warrants, covenants and agrees, for the benefit of the Company and the other holders of record (the "third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, $.0001 par value (the "Stock") at the date hereof and during the pendency of this letter agreement that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of Stock of the Company owned beneficially or otherwise by the Holder until such time, if ever, as the Company has effectively consummated a merger or acquisition with a target company and the Company is no longer classified as a "blank check" company.

     2. Any attempted sale, transfer or other disposition in violation of this agreement shall be null and void.

     3.  The Holder further understands and agrees that the Company will
(i) instruct its transfer agent not to transfer such securities without the prior consent of the Company and (ii) will provide a copy of this agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this agreement and (iii) issue stop-transfer instructions to its transfer agent for the period contemplated by this agreement for such securities.

     4. This agreement shall be binding upon the Holder, its agents, heirs, successors, assigns and beneficiaries.

     5. Any waiver by the Company of any of the terms and conditions of this agreement in any instance must be in writing and must be duly executed by the Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

     6. The Holder agrees that any breach of this agreement will cause the Company and the third party beneficiaries irreparable damage for which there is no adequate remedy at law. If there is a breach or threatened breach of this agreement by the Holder, the Holder hereby agrees that the Company and the third party beneficiaries shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. The Holder also agrees that the Company and all third party beneficiaries shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

     This agreement is effective as of the date hereinabove written.


                                    THE HOLDER


                                     By:
                                     Title (if any)


                                     By:
                                     Co-owner (if any)


DIVERSIFIED HOLDINGS INTERNATIONAL, INC.


By:
     Name:
     Title: